United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

Electromedical Technologies, Inc.

(Name of Small Business Issuer in its Charter)

Delaware	82-2619815
(State or other jurisdiction of	(I.R.S.Employer
incorporation or organization)	Identification No.)

16561 N. 92nd Street Suite 101 Scottsdale, AZ	85260
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: (888) 880-7888

Forward Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed  financial statements and related notes appearing elsewhere in this report on Form 1-SA and our December 31, 2017  Annual Report on Form 1-K.

This Report Semi-Annual Report on Form 1- SA contains forward-looking statements. All statements other than statements of historical facts contained in this Report on Form 1-SA, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our estimates of our financial results and our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Report on Form 1-SA may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Report on Form 1-SA to conform these statements to actual results or to changes in our expectations.

As used herein, the “Company,” “our,” “we,” or “us” and similar terms refers to Enhance-Your-Reputation.com, Inc. unless the context indicates otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Operating Results

January 1 through June 30, 2018 Compared to January 1 through June 30, 2017 (Unaudited)

Our sales totaled $353,483 for the six months ended June 30, 2018 and $430,407 for the six-months ended June 30, 2017. During the six month period ended June 30, 2018, the Company significantly reduced its marketing efforts while it focused its resources on its Regulation A+ offering.

Cost of sales and gross margins for the six months ended June 30, 2018 and for the six months ended June 30, 2017 were $78,680 and 78% and $114,062 and 73%, respectively. Our cost of sales consists of the cost of goods sold and distribution expenses. Cost of sales and gross margins are affected by product mix as well as the mix in the level of sales between commissioned agents and distributors. Sales to distributors were higher as a percentage of sales in the six-month period ended June 30, 2018 as compared to the six -month period ended June 30, 2017.

Selling, general and administrative expenses consist primarily of payroll, commissions, professional fees, sales and marketing, research and development and other operating expenses. Selling, general and administrative expenses totaled $418,576 for the six months ended June 30, 2018 and $672,872 for the six- months ended June 30, 2017, a decrease of $254,296 or about 38%. The change is primarily the result of decreases in marketing expenses of approximately $168,000, legal and professional fees of $54,875 and commissions of $19,812. Marketing expenses reflect the cost associated with the Company’s 2017 promotion whereby customers who made purchases during the promotional period received credits towards either future purchases of product through September 1, 2017 or shares of stock in the Company’s planned Regulation A+ offering. The Company’s Regulation A+ filing which was effective in January 2018 required additional professional services in the earlier stages of preparation, therefore, resulting in additional fees in the six-month period ended June 30, 3017.

As a result of the foregoing, we recorded a net loss of $170,609 for the six months ended June 30, 2018, compared to a net loss of $381,502 for the six months ended June 30, 2017.

Liquidity and Capital Resources

The company had a revolving line of credit with JP Morgan Chase, NA (the “Revolver”) that expired in November 2017. The Revolver is collateralized by substantially all of the company’s assets and personally guaranteed by Matthew Wolfson. The interest rate is based on the prime rate plus 4% (9.0% as of June 30, 2018). The outstanding balance and all accrued interest were paid in full on November 1, 2018.

The company currently has three long-term promissory notes outstanding. As of October 31, 2018, the first note has an outstanding balance of $157,000 (the “First Note”) and the second note has an outstanding balance $44,000 to a related party (the “Second Note”). For both the First Note and the Second Note, interest began accruing on the interest commencement date of January 1, 2018, at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on December 31, 2020.

In July 2017, the company entered into a third promissory note to a related party (the “Third Note”), which as of June 30, 2018 has an outstanding balance of $250,000. The promissory note began accruing interest on the interest commencement date of October 1, 2018 at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on September 30, 2020.

2

In May 2018, the Company borrowed $25,000 from one of its distributors. The loan is non-interest bearing and payable upon demand.

In June 2018, the Company borrowed $20,000 from one if its stockholders. The loan is non-interest bearing and is payable upon demand.

In September 2015, the company entered into a credit agreement for a $700,000 term loan with Bank of America, N.A. The monthly payments are currently $4,574 until on September 30, 2025, in which the remaining unpaid principal balance and accrued interest is due. The interest rate is 4.95% per annum for the remaining life of the term loan. The term loan is collateralized by a deed of trust in the company’s property located at 16561 N. 92nd Street, Unit D101, Scottsdale, Arizona. The loan is also personally guaranteed by Matthew Wolfson. The net principal balance outstanding on the term loan at October 31, 2018 was $622,230.

As of November 10, 2018, the company’s cash on hand was approximately $70,000. In addition, during the six- month period ended June 30, 2018, the Company used $170,948 in operations and had a working capital deficit of $670,975 excluding customer deposits of $203,198. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. The Company expects to obtain funding through additional debt and equity placement offerings until it consistently achieves positive cash flows from operations. If the Company is unable to obtain additional funding, it may not be able to meet all of its obligations as they come due for the next twelve months. The continuing viability of the entity and its ability to continue as a going concern is dependent upon the entity being successful in its continuing efforts in growing its revenue base and/or accessing additional sources of capital, and/or selling assets.

The Company’s Reg A+ offering was closed on August 27, 2018. Pursuant to that offering, the Company sold and issued a total of 724,674 unrestricted common shares to 47 shareholders with net proceeds of $441, 662 which includes costs totaling $72,856.

In October and November 2018, the Company received a total of $105,000 from two accredited investors in exchange for 105,000 restricted common shares of the Company at a price of $1.00 per share. The restricted shares are being issued in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended. The Company intends to use the funds for working capital.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Item 2.	Other Information

None.

Item 3.	Financial Statements

See pages F-1 through F-16.

3

ElectroMedical Technologies, inc

Interim Financial Statements

(UNAUDITED)

F-1

ELECTROMEDICAL TECHNOLOGIES, INC.

BALANCE SHEETS

(UNAUDITED)

ASSETS
	June 30, 2018	December 31, 2017

Current assets:
Cash and cash equivalents	$-	$27,860
Accounts receivable	19,258	28,058
Inventories	45,940	96,689
Prepaid expenses and other current assets	217,291	207,298

Total current assets	282,489	359,905

Property and equipment, net	806,953	817,890
Total assets	$1,089,442	$1,177,795

LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities:
Line of credit	$91,295	$87,747
Accounts payable	397,260	394,906
Credit cards payable	62,376	70,377
Accrued expenses and other current liabilities	287,859	273,053
Customer deposits	203,198	273,939
Notes payable	68,692	-
Related party note payable	20,000	-
Bank debt, current portion	25,981	25,341
Total current liabilities	1,156,661	1,125,363

Long-term liabilities:
Bank debt, net of current portion	603,525	615,466
Note payable	157,000	157,000
Related party notes payable	195,794	133,645
Other Liabilities	7,032	6,282
Total liabilities	2,120,012	2,037,756

Commitments and contingencies

Stockholder's deficit
Common stock, $.00001 par value, 25,000,000 shares authorized; 15,000,000 shares outstanding	150	150
Additional paid-in capital	697,834	697,834
Accumulated deficit	(1,728,554)	(1,557,945)
Total stockholder's deficit and member's deficit	(1,030,570)	(859,961)
Total liabilities and stockholder's deficit	$1,089,442	$1,177,795

 See accompanying notes to interim financial statements

F-2

ELECTROMEDICAL TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

	2018	2017

Net sales	$353,483	$430,407

Cost of sales	78,680	114,062

Gross profit	274,803	316,345

Selling, general and administrative expenses	418,576	672,872

Income from operations	(143,773)	(356,527)

Other income (expenses):
Interest expense	(26,836)	(24,975)
Total other expense	(26,836)	(24,975)

Net loss	$(170,609)	$(381,502)

Weighted average shares outstanding	15,000,000	15,000,000
Weighted average net loss per share	$(0.01)	$(0.03)

 See accompanying notes to interim financial statements

F-3

ELECTROMEDICAL TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

	2018	2017

Cash flows from operating activities:
Net loss	$(170,609)	$(381,502)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	10,937	10,938
Change in operating assets and liabilities:
Accounts receivable	8,800	(4,236)
Inventories	50,749	(51,902)
Prepaid expenses and other current assets	(9,993)	15,910
Due from member	-	(39,730)
Accounts payable	2,354	160,487
Credit cards payable	(8,001)	(13,697)
Accrued expenses and other current liabilities	15,556	164,556
Customer deposits	(70,741)	44,647
Net cash used in operating activities	(170,948)	(94,528)

Cash flows from financing activities:
Repayments on line of credit	3,548	(14,339)
Repayments on bank debt	(11,301)	(11,046)
Notes payable	68,692	-
Related party notes payable-net	82,149	(1,000)
Distributions to member	-	(24,000)
Net cash provided by (used in) financing activities	143,088	(50,385)

Net decrease in cash and cash equivalents	(27,860)	(144,913)

Cash and cash equivalents, beginning of year	27,860	144,913

Cash and cash equivalents, end of period	$-	$-

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$27,968	$23,859

See accompanying notes to interim financial statements

F-4

NOTE 1.	ORGANIZATION AND NATURE OF BUSINESS

Electro Medical Technologies, LLC (“the Company”), was formed in November 2010 as an Arizona limited liability company. In August 2017, the Company converted to a Delaware C Corporation under Electromedical Technologies, Inc. The Company is a bioelectronic engineering company with medical device certifications in the United States (FDA) and Mexico (Cofepris). The Company engineers simple-to-use portable bioelectronics devices, which provide fast and long -lasting pain relief across a broad range of ailments.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The accompanying unaudited consolidated financial statements of Electromedical Technologies, Inc. have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("GAAP") for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim financial statements should be read in conjunction with the audited annual financial statements of the Company as of and for the years ended December 31, 2017 and 2016. The results of operations for the six months ended June 30, 2018 and 2017 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, certain disclosures at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates affecting the financial statements have been prepared on the basis of the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the financial statements.

Going Concern

Since inception, the Company has incurred $1.7 million of accumulated net losses. In addition, during the six- month period ended June 30, 2018, the Company used $170,948 in operations and had a working capital deficit of $670,975 excluding customer deposits of $203,198. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. The Company expects to obtain funding through additional debt and equity placement offerings until it consistently achieves positive cash flows from operations. If the Company is unable to obtain additional funding, it may not be able to meet all of its obligations as they come due for the next twelve months. The continuing viability of the entity and its ability to continue as a going concern is dependent upon the entity being successful in its continuing efforts in growing its revenue base and/or accessing additional sources of capital, and/or selling assets.

F-5

As a result, there is significant uncertainty whether the entity will continue as a going concern and, therefore, whether it will realize its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the financial statements.

Accordingly, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that might be necessary should the entity not continue as a going concern. At this time, management is of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the financial statements as at June 30, 2018.

Revenue Recognition

As required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition, the Company also has a policy which requires it to meet certain criteria in order to recognize revenue, including satisfaction of the following requirements:

a)	Persuasive evidence that an arrangement exists;
b)	The price to the buyer is fixed or determinable;
c)	Collectability is reasonably assured; and
d)	The Company has no significant obligations for future performance.

Revenue and related costs are generally recorded when products are shipped and invoiced to either independently owned and operated distributors or to end-customers.

Certain larger customers pay in advance for future shipments. These advance payments totaled $203,198 and $273,939 at June 30, 2018 and December 31, 2017, respectively, and are recorded as customer deposits in the accompanying balance sheets. Revenue related to these advance payments is recognized upon shipment to the distributor or the end-customer.

At the completion of the initial three-year warranty, the Company sells extended warranties for periods ranging from one to three years. Revenue is recognized on a straight-line basis over the term of the contract. As of June 30, 2018, deferred revenue of $16,137 is recorded in connection with these extended warranties.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts, and the Company generally does not require collateral. As a general policy, the Company determines an allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

F-6

The Company recorded an allowance for doubtful accounts of $1,000 as of both June 30, 2018 and December 31, 2017.

Financial Instruments and Concentrations of Business and Credit Risk

The Company elected early adoption of the Accounting Standards Update (“ASU”) 2016-01, Recognition and Measurement of Financial Assets and Liabilities, which eliminates the requirement of the Company to disclose the fair value of its financial instruments as of the balance sheet date. Financial instruments that potentially subject the Company to concentrations of business and credit risks consist of cash and cash equivalents, accounts receivable, and accounts payable.

The Company maintains cash balances that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

The Company’s accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentrations. The Company mitigates credit risk by investigating the creditworthiness of all customers prior to establishing relationships with them, performing periodic review of the credit activities of those customers during the course of the business relationship, regularly analyzing the collectability of accounts receivables, and recording allowances for doubtful accounts when these receivables become uncollectible. The Company mitigates business risks by attempting to diversify its customer base.

The Company had one significant customer for the six- month periods ended June 30, 2018 and 2017 that in total accounted for approximately 20% and 16%, respectively, of net sales. There were no amounts outstanding from this customer as of June 30, 2018 and December 31, 2017. Customer deposits on hand from this customer totaled $201,550 and $358,000 at June 30, 2018 and December 31, 2017, respectively. The loss of this customer would have a significant impact on the operations and cash flows of the Company.

The Company’s supplier concentrations expose the Company to business risks which the Company mitigates by attempting to diversify its supply chain. Supplier concentrations for the six-month period ended June 30, 2018 consisted of one significant supplier that accounted for approximately 92% of total net purchases. This supplier accounted for approximately 39% and 35% of the Company’s total accounts payable as of both June 30, 2018 and December 31, 2017, respectively. Supplier concentrations for the six-month period June 30, 2017 consisted of three significant suppliers that accounted for 46%, 22% and 20% of total net purchases, respectively. The loss of key vendors may have a significant impact on the operations and cash flows of the Company.

F-7

Inventories

Inventories are stated at the lower of cost or market. Cost is determined based on the first-in, first-out cost flow assumption (“FIFO”) while market is determined based upon the estimated net realizable value less an allowance for selling and distribution expenses and a normal gross profit. The Company evaluates the need for inventory reserves associated with obsolete, slow moving, and non-sellable inventory by reviewing estimated net realizable values on a periodic basis. As of June 30, 2018 and December 31, 2017, the Company believes there are no excess and obsolete inventories and accordingly, did not record an inventory reserve. Inventories consist of purchased finished goods. As of June 30, 2018, recorded within prepaids and other current assets on the accompanying balance sheet is $15,186 in credits to which the Company expects to receive credit form their primary manufacturer.

Deferred Offering Costs

Included in Other Current Assets are deferred offering costs. The Company accounts for offering costs in accordance with FASB ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheets. The deferred offering costs will be charged to stockholder’s deficit upon the completion of an offering or to expense if the offering is not completed.

In 2016, the Company began the process of preparing for a Regulation A+ filing with the Securities and Exchange Commission. Costs incurred in conjunction with the filing totaled $198,424 and $188,424 as of June 30, 2018 and December 31, 2017 and are included in prepaid expenses and other current assets on the accompanying balance sheets, respectively. Certain costs incurred in conjunction with the filing are included in selling, general and administrative expenses in the Company’s statements of operations. Such amounts totaled $56,135 and $105,138 for the periods ended June 30, 2018 and 2017, respectively.

The Company’s filing became effective in January 2018. (See Notes 8,9 and 10).

Property and Equipment

Property and equipment is recorded at cost and is comprised of a building and office furniture and equipment. The building is depreciated using the straight-line method over the estimated useful life of 40 years. Office furniture and equipment is depreciated using the double-declining method or the straight-line method over the estimated useful lives of 3 to 7 years.

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the accompanying statements of operations.

F-8

Impairment of Long-Lived Assets

In accordance with FASB ASC Topic 360, Property, Plant and Equipment, long-lived assets such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized on long-lived assets when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying value of these assets are adjusted to their estimated fair values and assets held for sale are adjusted to their estimated fair values less selling expenses.

No impairment losses of long-lived assets were recognized for the periods ended June 30, 2018 and 2017.

Income Taxes

Until January 1, 2018, the Company has elected to be treated as a limited liability company for income tax purposes. Under federal and Arizona law, the taxable income or loss of a limited liability company is included in the member’s income tax returns.

In August 2017, the Company converted to a Delaware C Corporation. In connection with this conversion, the LLC's manager, since the entity was previously a single member LLC, selected a January 1, 2018 tax conversion date. The deferred tax assets as of January 1, 2018 consist of a minor amount of accruals for which the Company will receive the benefit from when paid. The amount is insignificant to the financial statements as of June 30, 2018, for which a full valuation allowance would have been present.

The Company follows the provisions of uncertain tax positions as addressed in FASB ASC Subtopic 740-10-65-1, Income Taxes. The Company has no such tax positions as of both June 30, 208 and December 31, 2017, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties as of June 30, 2018 and December 31, 2017.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With limited exceptions, the Company is no longer subject to examination by U.S. federal tax authorities for tax years before 2015 and by state and local authorities before 2014. There are no examinations currently pending.

F-9

Sales Taxes

FASB ASC Subtopic 605-45, Revenue Recognition – Principal Agent Considerations, provides that the presentation of taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions (e.g. sales, use, and excise taxes) between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, the amounts of those taxes should be disclosed in the financial statements for each period for which a statement of operations is presented if those amounts are significant. Sales taxes for the six- month periods ended June 30, 2018 and 2017 were recorded on a net basis. Included in accrued expenses at June 30, 2018 and December 31, 2017 is approximately $46,000 and $44,000 respectively, related to sales taxes.

Shipping and Handling Costs

The Company included shipping and handling cost in cost of sales on the accompanying statements of operations for the six- month periods ended June 30, 2018 and 2017.

Warranty

The Company warranties the sale of most of its products and records an accrual for estimated future claims. The standard warranty is typically for a period of three years. Such accruals are based upon historical experience and management's estimate of the level of future claims. The Company recorded a liability as of June 30, 2018 and December 31, 2017 of $16,317 and $14,231, respectively and is included in cost of sales in the statement of operations and within accrued expenses on the accompanying balance sheets.

Advertising

Advertising costs are expensed as incurred. Total advertising expenses amounted to $14,681 and $0 and are included in selling, general and administrative expenses on the accompanying statements of operations for the six-month periods ended June 30, 2018 and 2017, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Total research and development costs amounted to $0 and $2,000 during the six-month periods ended June 30, 2018 and 2017, respectively and are included in selling, general and administrative expenses on the accompanying statements of operations.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2018 and December 31, 2017, diluted net loss per share is the same as basic net loss per share for each year. See Note 9 for potential dilutive securities as of June 30, 2018.

F-10

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations and comprehensive loss. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new accounting guidance, which is effective for the Company beginning on January 1, 2020.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 supersedes existing revenue recognition guidance, including ASC 605-35. ASU 2014-09 outlines a single set of comprehensive principles for recognizing revenue under US GAAP. Among other things, it requires companies to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time. These concepts, as well as other aspects of ASU 2014-09, may change the method and/or timing of revenue recognition for some of the Company’s contracts. ASU 2014-09 may be applied either retrospectively or through the use of a modified-retrospective method. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments of ASU 2015-14 defer the effective date of ASU 2104-09 for all entities by one year. Private companies should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018. Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016. The Company is currently evaluating methods of adoption as well as the impact that adoption of this guidance will have on its financial statements.

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

NOTE 3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of:

	June 30, 2018	December 31, 2017
Building	$875,000	$875,000
Furniture and equipment	24,987	24,987
	899,987	899,987
Less: accumulated depreciation and amortization	(93,034)	(82,097)
	$806,953	$817,890

F-11

Depreciation and amortization expense related to property and equipment was $10,937 and $10,938 for the six-month periods ended June 30, 2018 and 2017, respectively, and is included in selling, general and administrative expenses on the accompanying statements of operations.

NOTE 4.	REVOLVING LINE OF CREDIT

In November 2010, the Company obtained a revolving line of credit (the “Revolver”) with a financial institution that expired in November 2017 at which time all outstanding interest and principal became due. The Revolver is collateralized by substantially all of the Company’s assets and is personally guaranteed by the Company’s member. The interest rate is based on the prime rate plus 4%, or 9.0% as of June 30, 2018 and 8.5% as of December 31, 2017. Interest on the Revolver is payable monthly in arrears in an amount equal to the actual accrued interest or $100, whichever is greater. The outstanding balance on the Revolver was $91,295 and $87,747 as of June 30, 2018 and December 31, 2017, respectively. On November 1, 2018, the line of credit and all accrued interest were paid in full.

The line of credit does not contain any financial covenants.

NOTE 5.	NOTES PAYABLE

In May 2018, the Company entered into a note payable with a third- party vendor as payment for an outstanding balance in the amount of $43,692. At December 31, 2017, the amount is recorded as accounts payable on the accompanying balance sheet. The note is interest free and requires monthly payments of $5,461.50 beginning June 15th, 2018 with the remaining balance due and payable on December 15, 2018. Failure to make timely payments as of December 15, 2018 will result in interest to be accrued on the unpaid balance at a rate of ten percent beginning July 31, 3017. The outstanding balance as of June 30, 2018 is $43,692.

In May 2018, the Company borrowed $25,000 from one of its distributors. The loan is non-interest bearing and payable upon demand.

NOTE 6.	LONG-TERM DEBT

Note Payable

In March 2015, the Company entered into an $850,000 note payable (the “Original Note Payable”) with a third-party to finance the purchase of its office building (see note 8). The Original Note Payable consisted of interest-only payments at 4.5% per annum, payable monthly in arrears. The Original Note Payable was collateralized by a deed of trust in the office building. During 2015, the Company refinanced the Original Note Payable with bank debt and a new note payable (“Note Payable”) for the unpaid principal balance.

F-12

The Note Payable, effective December 31, 2015, was issued for a principal amount of $157,000. Interest began accruing on the interest commencement date of January 1, 2018, at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on December 31, 2020. The outstanding balance on the Note Payable at June 30, 2018 and December 31, 2017 was $157,000. The Note Payable is personally guaranteed by the Company’s majority shareholder and Chief Executive Officer.

Bank Debt

In September 2015, the Company entered into a credit agreement for a $700,000 term loan with a financial institution. Payment terms consist of monthly payments in arrears of $3,547 for the first year outstanding. The monthly payment then increases to $4,574 until the term loan matures on September 30, 2025, in which the remaining unpaid principal balance and accrued interest is due. The interest rate for the first year was 1.99% per annum, and increased to 4.95% per annum for the remaining life of the term loan. The term loan is collateralized by a deed of trust in the office building. The proceeds were used to purchase a building for which the Company's operations are located. The net principal balance outstanding on the term loan at June 30,2018 and December 31, 2017 was $629,506 and $640,807, respectively. The term loan is personally guaranteed by the Company’s majority shareholder and chief executive officer.

Related Party Notes Payable

In October 2013, the Company entered into a $45,000 note payable with an individual related to the Company’s majority shareholder and Chief Executive Officer. (see note 6). The proceeds were used for operations. Interest began accruing on the interest commencement date of January 1, 2018, at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on December 31, 2020. The outstanding principal balance on the related party note payable at both June 30, 2018 and December 31, 2017 was $44,000.

In July 2017, the Company entered into a $250,000 promissory note with its majority shareholder and Chief Executive Officer. The proceeds were used for operations and Regulation A+ offering costs. The promissory note will begin accruing interest on the interest commencement date of October 1, 2018 at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest are due within ten days of the maturity date on September 30, 2020. Included in the accompanying balance sheets is $98,206 and $160,355 due from the Company’s member as of June 30, 2018 and December 31, 2017, respectively. These amounts have been net against the note payable due the member for a total net due of $151,794 and $89,645 as of June 30, 2018 and December 31, 2017, respectively. (See Note 7).

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Future aggregate maturities of long-term debt, including related parties, are as follows:

For the Years Ending June 30:
2019	$25,981
2020	25,241
2021	26,532
2022	380,682
2023	29,313
Thereafter	494,551
$982,300

The long-term debt agreements do not contain any financial covenants.

NOTE 7.	RELATED PARTY TRANSACTIONS

The Company has a promissory note with a related party for $44,000 (see note 6).

Included in the accompanying balance sheets is $98,206 and $160,355 of amounts due from the Company’s majority shareholder and Chief Executive Officer as of June 30, 2018 and December 31, 2017, respectively. The amounts due are non-interest bearing, payable upon demand and have been net against the note payable due the member (see Note 6 ).

In June 2018, the Company borrowed $20,000 from one if its stockholders. The loan is non-interest bearing and is payable upon demand.

NOTE 8.	STOCKHOLDER’S EQUITY

In August 2017, the Company converted to a Delaware C Corporation. In conjunction with the conversion, the Company authorized 25 million shares of common stock with a par value of $0.0001 of which 15 million restricted shares were issued to the Company’s sole member. The sole member’s percentage in the converted entity remained equal to the sole member’s interest in the LLC.

The Company’s Reg A+ filing with the Securities and Exchange Commission became effective in January 2018. The offering consists of 7,042,254 shares of common stock at a price of $0.71 per share. The minimum aggregate amount of shares offered is $500,000 and maximum aggregate amount of the shares offered is $5,000,000. ( See Notes 9 and 10).

NOTE 9.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is subject to various loss contingencies and assessments arising in the normal course of the business, some of which relate to litigation, claims, property taxes and sales and use tax or goods and services tax assessments. The Company considers the likelihood of the loss or the incurrence of a liability, as well as its ability to reasonably estimate the amount of loss in determining loss contingencies and assessments. An estimated loss contingency or assessment is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to them to determine whether such accruals should be adjusted. Based on the information presently available, including discussion with counsel and other consultants, management believes that resolution of these matters will not have a material adverse effect on its business, results of operations, financial condition or cash flows.

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Operating Leases

The Company is obligated under certain non-cancellable operating leases for its corporate vehicles, which expire on various dates through February 2018. Total rental expense amounted to $5,159 and $5,756 for the six-month periods ended June 30, 2018 and 2017, respectively, and is included in selling, general and administrative expenses in the accompanying statements of operations.

Future Commitments

The Company has a commitment, under an agreement, to make certain payments totaling $56,000 through September 2019.

In March and April 2017, the Company executed a promotion whereby customers who made purchases during the promotional period would receive credits towards either future purchases of product through September 1, 2017 or shares of stock in the Company’s planned Regulation A+ offering. Credits totaling $171,930 were earned by such customers of which $ 1,010 has been applied. An accrual for the amount of the net credits has been recorded as marketing expense in the statement of operations for the six-month period ended June 30, 2017.

NOTE 10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred subsequent to June 30, 2018 and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements, except as disclosed below.

On August 8, 2018, the Company issued 1,218,584 restricted common shares to 29 unaffiliated shareholders, which includes 243,584 shares earned in the 2017 promotional program. The restricted shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.   (See Notes 8 and 9).

The Company’s Reg A offering was closed on August 27, 2018. Pursuant to that offering, the Company sold and issued a total of 724,674 unrestricted common shares to 47 shareholders with net proceeds of $441, 662 which includes costs totaling $72,856.

In October and November 2018, the Company received a total of $105,000 from two accredited investors in exchange for 105,000 restricted common shares of the Company at a price of $1.00 per share. The restricted shares are being issued in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended. The Company intends to use the funds for working capital.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROMEDICAL TECHNOLOGIES, INC.

By:	/s/ Mathew Wolfson
Mathew Wolfson, CEO
Date: November 19, 2018

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the Issuer and in the capacities on the dates indicated. on its behalf by the undersigned, thereunto duly authorized.

ELECTROMEDICAL TECHNOLOGIES, INC.

By:	/s/ Mathew Wolfson
Mathew Wolfson, CEO
And CFO
Date: November 19, 2018

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